UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017
Commission File Number: 033-97038

BROOKFIELD ASSET MANAGEMENT INC.

(Translation of registrant’s name into English)

Brookfield Place
Suite 300
181 Bay Street, P.O. Box 762
Toronto, Ontario, Canada M5J 2T3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibit 99.1 of this Form 6-K shall be incorporated by reference to the Registration Statement of Brookfield Asset Management Inc. and Brookfield Finance LLC on Forms F-10 and F-3 (File No. 333-215992).

EXHIBIT LIST

Exhibit	Description

99.1	Underwriting Agreement dated March 7, 2017

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD ASSET MANAGEMENT INC.

Date: March 8, 2017	By:	/s/ A.J. Silber
Name: A.J. Silber
Title: Vice President, Legal Affairs and Corporate Secretary

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